UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to § 240.13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gaotu Techedu Inc.

(Name of Issuer)

Ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

36257Y 109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 36257Y 109 has been assigned to the American Depositary Shares (“ADSs”) of Gaotu Techedu Inc. (the “Issuer”), which are quoted on The New York Stock Exchange under the symbol “GOTU.” Every three ADSs represent two Class A ordinary shares of the Issuer. The CUSIP number of the Class A ordinary shares is G4165J 104.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Huaiting Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,273,414(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,273,414(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,273,414(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.9%. The voting power of the shares beneficially owned represent 0.4% of the total outstanding voting power.(2)
12	Type of Reporting Person IN

(1)

Represents 3,273,414 Class A ordinary shares held by Ting Yuan Group Limited, a British Virgin Islands company. Ting Yuan Group Limited is ultimately owned by Ting Yuan Trust, a trust established under the laws of the Island of Jersey and managed by Trident Trust Company (HK) Limited as the trustee. Mr. Huaiting Zhang is the settlor of Ting Yuan Trust, and he and his family members are the trust’s beneficiaries. Mr. Huaiting Zhang is the sole director of Ting Yuan Group Limited. The registered address of Ting Yuan Group Limited is at the offices of Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 172,582,404 issued and outstanding ordinary shares (being the sum of 99,277,116 Class A ordinary shares, with each being entitled to one vote, and 73,305,288 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2021.

1	Name of Reporting Person Ting Yuan Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,273,414(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,273,414(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,273,414(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.9%. The voting power of the shares beneficially owned represent 0.4% of the total outstanding voting power.(2)
12	Type of Reporting Person CO

(1)

Represents 3,273,414 Class A ordinary shares held by Ting Yuan Group Limited, a British Virgin Islands company. The registered address of Ting Yuan Group Limited is at the offices of Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)

The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 172,582,404 issued and outstanding ordinary shares (being the sum of 99,277,116 Class A ordinary shares, with each being entitled to one vote, and 73,305,288 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2021.

Item 1(a).	Name of Issuer:

Gaotu Techedu Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Pactera Building, 10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China

Item 2(a).	Name of Person Filing:

Huaiting Zhang

Ting Yuan Group Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Huaiting Zhang

Room 403, Unit 5, Building 7

Bao Sheng Bei Li Xi Qu, Haidian District, Beijing 100192

People’s Republic of China

Ting Yuan Group Limited

Trident Chambers, P.O. Box 146

Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Huaiting Zhang — People’s Republic of China

Ting Yuan Group Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten (10) votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

36257Y 109

This CUSIP number applies to the ADSs, every three ADSs representing two Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G4165J 104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2021:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Huaiting Zhang	3,273,414	(1)	1.9	%(2)	0.4	%(3)	3,273,414	(1)	0	3,273,414	(1)	0
Ting Yuan Group Limited	3,273,414	(4)	1.9	%(2)	0.4	%(3)	3,273,414	(4)	0	3,273,414	(4)	0

(1)

Represents 3,273,414 Class A ordinary shares held by Ting Yuan Group Limited, a British Virgin Islands company. Ting Yuan Group Limited is ultimately owned by Ting Yuan Trust, a trust established under the laws of the Island of Jersey and managed by Trident Trust Company (HK) Limited as the trustee. Mr. Huaiting Zhang is the settlor of Ting Yuan Trust, and he and his family members are the trust’s beneficiaries. Mr. Huaiting Zhang is the sole director of Ting Yuan Group Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is based on a total of 172,582,404 issued and outstanding ordinary shares, being the sum of 99,277,116 Class A ordinary shares and 73,305,288 Class B ordinary shares, of the Issuer as a single class as of December 31, 2021. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2021.

(3)

For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021.

(4)	Represents 3,273,414 Class A ordinary shares held by Ting Yuan Group Limited, a British Virgin Islands company.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 5, 2020 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

Huaiting Zhang

/s/ Huaiting Zhang

Ting Yuan Group Limited

By:	/s/ Huaiting Zhang
Name:	Huaiting Zhang
Title:	Director

[Signature Page to Schedule 13G/A]